UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: May 31, 2012
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2012
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Blvd., Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov	(801)	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and six month periods ended March 31, 2012 total revenues will have decreased approximately 62% and 52%, respectively, compared to the three and six month periods ended March 31, 2011.  These decreases are attributable to reductions during the respective three and six month periods in vessel revenues of approximately 41% and 44%, geophysical service revenues of approximately 80% and 67%, and marine base services revenues of approximately 31% and 13% as delays in the development of the Kashagan field and difficulties in the credit markets continue to negatively impact our business.

The Company believes that total costs and operating expenses during the three and six month periods ended March 31, 2012 will have decreased approximately 27% and 26% respectively compared to the same three and six month periods ended March 31, 2011.  While the Company has worked to decrease costs as much as possible, reductions in revenues have outpaced reductions in operating expenses.  As a result, the Company anticipates losses from operations of approximately $3 million and $5.1 million, respectively, during the three and six month periods ended March 31, 2012, compared to income from operations of $1.1 million and $2.4 million, respectively, during the three and six month periods ended March 31, 2011.

The Company expects to realize losses from continuing operations for the three and six month periods ended March 31, 2012 of approximately $4.0 million and $8.5 million, respectively, compared to losses from continuing operations of approximately $1.3 million and $2.8 million, respectively during the three and six month periods March 31, 2011. These increases in loss from operations are largely attributable to decreased revenues in all business segments as discussed in the preceding paragraphs.

During the three and six month periods ended March 31, 2012, the Company anticipates realizing net losses attributable to Caspian Services, Inc. (net of non-controlling interests) of approximately $3.5 million and $8.0 million, respectively, compared to net losses attributable to Caspian Services, Inc. of $1.5 million and $2.6 million, respectively, during the three and six month periods ended March 31, 2011.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2012	By	/s/ Indira Kalieva
Indira Kalieva Chief Financial Officer